THE ALKALINE WATER COMPANY INC.
8541 E Anderson Drive, Suite 100/101
Scottsdale, AZ 85255
Tel: (480) 656-2423

October 6, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC  20549  USA

Attention: Nicholas Lamparski/Katherin Bagley

Dear Sirs:

Re:	The Alkaline Water Company Inc. (the "Company") Registration Statement on Form S-3 Filed September 17, 2021 File No. 333-259625

We write in response to your letter of October 5, 2021 to Richard Wright, Chief Executive Officer of the Company, with respect to Registration Statement on Form S-3 filed by the Company on September 17, 2021. Our response is numbered in a manner that corresponds with your comments as set out in your letter of October 5, 2021.

Registration Statement on Form S-3 Filed September 17, 2021

General

1. We note that your Form 8-Ks filed on March 25, 2021 and April 6, 2021 do not appear to have been timely filed, given they relate to events that occurred on March 18, 2021 and March 30, 2021, respectively. Accordingly, it does not appear that you meet the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3. Please explain why you believe you are eligible to file on Form S-3, or amend your registration statement to file on an appropriate form.

Please note that the Form 8-Ks filed on March 25, 2021 and April 6, 2021 were not required to be filed and the Company filed them voluntarily. Accordingly, there was no required deadline for the filing of such Form 8-Ks and accordingly, the filing of such Form 8-Ks does not affect the Company's eligibility to file on Form S-3.

Instruction A.3(b) of the Form S-3 requires the registrant to file "in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K". (emphasis added).

On March 18, 2021 and March 30, 2021, the Company was a smaller reporting company (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) and Instruction (b) of Item 3.02 of the Form 8-K provides that:

(b) No report need be filed under this Item 3.02 if the equity securities sold, in the aggregate since its last report filed under this Item 3.02 or its last periodic report, whichever is more recent, constitute less than 1% of the number of shares outstanding of the class of equity securities sold. In the case of a smaller reporting company, no report need be filed if the equity securities sold, in the aggregate since its last report filed under this Item 3.02 or its last periodic report, whichever is more recent, constitute less than 5% of the number of shares outstanding of the class of equity securities sold. (emphasis added).

On March 18, 2021, the number of the Company's outstanding shares of common stock (prior to the issuance of 34,482 shares) was 87,208,476. Accordingly, 34,482 shares issued on March 18, 2021 and disclosed in the Form 8-K filed on March 25, 2021 constituted only 0.04% of the Company's outstanding shares of common stock on March 18, 2021.

On March 30, 2021, the number of the Company's outstanding shares of common stock (prior to the issuance of 222,220 shares) was 87,242,958. Accordingly, 222,220 shares issued on March 30, 2021 and disclosed in the Form 8-K filed April 6, 2021 constituted only 0.25% of the Company's outstanding shares of common stock on March 30, 2021.

Accordingly, these Form 8-Ks were not required to be filed and the Company filed them voluntarily. As a result, the Company's eligibility to use the Form S-3 was not affected by these share issuances.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Virgil Z. Hlus, at (604) 891-7707.

Yours truly, THE ALKALINE WATER COMPANY INC. /s/ Richard A. Wright
Richard A. Wright President, Chief Executive Officer and Director